[Letterhead Petroleos Mexicanos]

September 24, 2008

Dirección Corporativa de Finanzas
Gerencia Jurídica de Finanzas

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: PEMEX Project Funding Master Trust
       Registration Statement on Form F-4
       Filed July 23, 2008, File No. 333-152486

Petróleos Mexicanos
Form 20-F for Fiscal Year Ended December 31, 2007
Filed June 30, 2008, File No. 0-00099

Dear Ms. Parker:

     By letter dated September 9, 2008 in response to our letter to you dated August 25, 2008, the staff of the Securities and Exchange Commission (the “Staff”) provided certain additional comments on the Pemex Project Funding Master Trust’s Registration Statement on Form F-4 (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on July 23, 2008 and Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 Form 20-F”), which was filed with the Commission on June 30, 2008. In response to your comments and on behalf of the Pemex Project Funding Master Trust (the “Master Trust”) and Petróleos Mexicanos, its subsidiary entities and its consolidated subsidiary companies (collectively, “PEMEX”), we hereby submit the responses below.

     For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.

Form F-4 for PEMEX Project Funding Master Trust

1.	We have limited our review of Pemex Project Funding Master Trust’s Form F-4 to compliance with the comments, as set forth below, on the Form 20-F filed June 30, 2008 for Petroleos Mexicanos. We will not act on any request for acceleration of effectiveness of the F-4 until you have cleared all comments to the Form 20-F.

     PEMEX acknowledges the Staff’s comments and will file an acceleration request only after clearing all comments with the Staff.

Form 20-F for the Fiscal Year Ended December 31, 2007

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-75

2.	We have read your response to prior comment five in which you indicate that the amount of Ps.27,717,544 in retirement, seniority premiums, and other postretirement benefit payments, in your 2007 statement of cash flows, should have been classified as an operating activity, rather than as a financing activity, under U.S. GAAP. We understand that you wish to reclassify the presentation of this line item in future filings. However, we have consulted with our Division’s Chief Accountant’s Office, and given the significance of this error in your total cash flow provided by operations and total cash flows used in financing activities, we believe it will be necessary for you to amend your filing to correct the reporting of these cash flows.

Since an amendment to your annual report is required, we believe you should also address the reporting issue identified in prior comment three in the amended filing. Please revise your financial statement to adjust the accumulated other comprehensive loss (income) balance to recognize the funded status of your pension and post retirement pension plans as of the end of the fiscal year of the initial application of SFAS 158.

       PEMEX acknowledges the Staff’s comments and is filing Amendment No. 1 to the 2007 Form 20-F on Form 20-F/A together with this response letter.

Closing Comments

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We acknowledge the Staff’s comments and note that Petróleos Mexicanos will subsequently provide to the Commission a statement acknowledging the foregoing.

* * *

     If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me at (011) (52) (55) 1944-9326, Wanda J. Olson at (212) 225-2730 or Grant M. Binder at (212) 225-2575.

PETROLEOS MEXICANOS

By: /s/ José Elías Sahab Jaik José Elías Sahab Jaik General Counsel of Finance

cc: Ms. Tracie Towner
      Ms. Jenifer Gallagher
            Securities and Exchange Commission

      Mr. Jesús Reyes Heroles González Garza
      Mr. Esteban Levin Balcells
      Mr. Víctor Cámara
      Ms. Celina Torres
      Mr. Enrique Díaz
      Mr. Ernesto Balcázar
            Petróleos Mexicanos

      Ms. Wanda J. Olson
      Mr. Grant M. Binder
      Ms. Mary Connell Grubb
            Cleary Gottlieb Steen & Hamilton LLP